February 13, 2008
Christian N. Windsor, Special Counsel
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Definitive 14A Wilmington Trust Corporation Filed on March 8, 2007 File No. 1-14659

Dear Christian:
This is to respond to your letter to Ted T. Cecala, our Chief Executive Officer, of January 9, 2008. Your comments and our responses are set forth below:
1.	Compensation Discussion and Analysis, page 14
In your response to prior comments 4, 5, and 6 you indicate that the Committee uses its subjective judgment to determine each of the named executive officer’s cash incentive compensation and long term compensation award amounts. However, your disclosure and your responses reference individual and other performance objectives. Please revise your disclosure to clarify the subjective nature of your performance evaluation process and to discuss the material factors which affected the compensation awards made to each of the named executive officers, including factors which significantly affected the Committee’s award determinations for the various named executives. Also, please clarify your disclosure on page 16 and 18 which indicates that your compensation structure has a formulaic element. To the extent that the named executives have objective performance targets which are communicated to them, please disclose the targets. If you believe that the targets are confidential, please provide the staff with your confidentiality analysis, analyzing how the disclosure of the targets could expose Wilmington Trust to competitive harm and provide the disclosure contemplated by Instruction 4 to Item 402. Furthermore, please discuss how the subjective analysis of the performance of the named executive officers supports the objectives of the compensation program.
Response: Our future proxy statements will disclose the combination of subjective individual and corporate performance objectives for our executive officers and clarify the interrelationships between those objectives, elaborate on the subjective nature of the Committee’s evaluation process, and discuss the material factors that affected the compensation awards made to each of the named executive officers, including factors which significantly affected the Committee’s award determination for the various named executives.
Future proxy statements will disclose how formulaic elements of our compensation program are used to establish bonus targets for each executive officer and will identify the corporate performance targets that serve as a factor in setting executive officers’ bonus amounts.
Our future proxy statements will discuss how the establishment of objective bonus targets and corporate performance factors for our named executive officers, together with our Compensation Committee’s subjective analysis of the performance of the named executive officers, supports the objectives of our Company’s compensation program.
Please feel free to call me if you have any questions.
Very truly yours,
/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Vice President and Counsel
Wilmington Trust Company
(302) 651-1268 Phone
(302) 651-8010 Fax
gchamberlain@wilmingtontrust.com